ANDREW N. BERNSTEIN, P.C.

ATTORNEY AT LAW

5445 DTC PARKWAY, SUITE 520

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE (303) 770-7131

FACSIMILE (303) 770-7332

E-MAIL: anbpc@attglobal.net

November 27, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Alan Morris

Re:	Mesa Laboratories, Inc. (the “Company”) Amendment No. 1 to Form S-3 Filed November 13, 2006 File No. 333-138619

Dear Mr. Morris:

On behalf of the above-captioned Registrant, we are filing Amendment No. 1 to the above-referenced Registration Statement on Form S-3. Amendment No. 1 includes our response to the Staff’s comment letter dated November 17, 2006 (the “Comment Letter”). Our response corresponds to the single comment in the Comment Letter and highlights the location of the response in Amendment No. 1.

Comment Letter Dated November 17, 2006

1.	We have amended the last full paragraph of the section entitled “Where You Can Find More Information” on page 3 to include the incorporation by reference of our recently filed quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2006.

We have also included a current dated Consent of Auditors as Exhibit 23.1 to Amendment No. 1.

The Company believes that the foregoing information responds fully to the Comment Letter. We greatly appreciate any expedited review that the Staff may afford this Amendment so that we may submit a request for acceleration of the effectiveness of the Registration Statement as soon as possible.

Securities and Exchange Commission

November 27, 2006

Thank you for your assistance and cooperation in this filing. If you have any questions or comments regarding the foregoing information, please contact me at my office.

Very truly yours,

/s/ ANDREW N. BERNSTEIN

Andrew N. Bernstein

ANB/prr

Enclosures

cc w/enc.: Mesa Laboratories, Inc.